Abstracts 1000, 1001 and 1004

New Real Life Studies Illustrate Greater

A1C Lowering and Cost Benefit

Observed

with LANTUS® Over Detemir

and NPH Insulin

- The THIN, ROLE and LIVE-DE studies used medical databases

or medical records to compare the benefits of different insulin treatments in thousands of people living with type 2 diabetes -

Paris, France, September 8, 2008 – Sanofi-aventis, a world leader in diabetes care, announced the results of three non-interventional studies presented at the 44th annual meeting of the European Association for the Study of Diabetes (EASD) in Rome, Italy (September 7 – 11, 2008), which demonstrated that treatment with LANTUS® (insulin glargine [rDNA origin] injection):

•	showed greater A1C lowering than detemir and provided cost savings (THIN Study)

•	showed greater A1C lowering, resulted in a lower rate of hypoglycemia, and reduced total healthcare cost compared to NPH (ROLE Study)

•	resulted in better patient satisfaction than NPH (LIVE-DE Study)

As a reflection of everyday clinical practice, studies like THIN, ROLE and LIVE-DE provide important comparative data on different treatment approaches in a real life setting.

“In recent years, as the number of people in the world living with diabetes has grown to epidemic proportions, the subsequent costs of diabetes care have also risen steadily,” stated Alexandre Moreau, Vice President, Diabetes-Metabolism Franchise. “In addition to its continued investment in traditional clinical studies, sanofi-aventis is also committed to demonstrate LANTUS® benefits in real practice”.

About the Study Results

All three studies assessed cost-effectiveness within U.S. and European healthcare systems, with two studies (ROLE, LIVE) comparing outcomes of LANTUS® with NPH, and one study (THIN) comparing treatment with LANTUS® to treatment with detemir. Following are key findings from the studies:

Health outcomes and treatment satisfaction in patients using LANTUS® versus NPH therapy:

•	ROLE: Adjusted one-year average A1C was 8.05% for LANTUS® versus 8.51% for NPH (d= -0.45, p=0.0036). Two-year average A1C was 8.03% for LANTUS® versus 8.37% for NPH (d= -0.33, p=0.0099).

•

LIVE-DE: Patients taking LANTUS® reported significantly better physical well-being and higher treatment satisfaction compared to NPH insulin (via SF-12, DTSQs and insulin treatment experience questionnaire). Glucagon use for treatment of severe hypoglycemic events was documented in 4 NPH insulin patients. There was no documented glucagon use for severe hypoglycemic events in patients treated with LANTUS®.

Healthcare costs in patients using LANTUS® therapy:

•

THIN: For LANTUS® and detemir, discounted cost per patient was £6,536 and £6,556 respectively; quality adjusted life years were 7.71 and 7.64 for LANTUS® and detemir respectively. This resulted in a dominant (more effective and marginally cost saving) discounted incremental cost effectiveness ratio in favour of LANTUS®.

•

ROLE: Adjusted one-year total healthcare costs for patients who began treatment with LANTUS® were $16,184, versus $21,104 (quarterly difference= -$1,034, p=0.0372) for those who began treatment with NPH. Two-year costs for the respective treatment groups were $30,032 versus $42,208 (quarterly difference= -$1,522, p=0.0029).

•

LIVE-DE: Mean total costs for direct diabetes care were slightly lower in LANTUS® patients than in NPH insulin patients (658 € versus 685 € per patient during 6 months, p=0.001 by Wilcoxon sum rank test). Despite higher drug costs for LANTUS®, relevant savings were observed in utilization of short-acting insulins (-62 €), test strips (-52 €), and needles (-6 €). LANTUS® patients also had on average fewer basal insulin injections per day (1.09 versus 1.47) and required fewer blood glucose self-measurements. After adjustment for relevant variables, total cost per patient for the 6 month treatment duration with LANTUS® was marginally higher than with NPH (adjusted average: +73 €, p<0.001, ANCOVA).

Glycemic control between patients using Lantus® versus detemir therapy:

•

THIN: Compared with detemir over a 12-month period, greater A1C lowering was observed in patients taking LANTUS® (difference=0.29%, p=0.021) in A1C. Mean insulin doses in units per kg per day were 0.53 for LANTUS® and 0.56 for detemir. The superior efficacy results shown with LANTUS® versus detemir in real life setting are consistent with the findings from a recently published randomized clinical trial; in this comparative study, more than half of detemir patients required two injections per day and a much higher dose of detemir was needed to achieve the same A1C reductions observed in patients taking one injection per day of LANTUS®.[i]

About the Study Designs

•

THIN: the analysis was derived from the THIN UK primary care database. 2554 insulin naïve type 2 diabetes patients (LANTUS® group: 2197; detemir group: 357) that initiated either LANTUS® or detemir were included. The baseline HbA1c was respectively 9.5 and 9.7% in the LANTUS® and in the detemir group. Efficacy was measured 12 months after insulin introduction

•

ROLE: the analysis was derived from a US managed care database 2839 insulin naïve type 2 diabetes patients (LANTUS® group: 2105; NPH group: 734) that initiated either LANTUS® or NPH were included. The baseline A1C was respectively 9.3 and 8.9% in the LANTUS® and in the NPH group. Efficacy was measured 12 and 24 months after insulin introduction

•

LIVE-DE: it was a non-interventional, cross-sectional, retrospective study performed in 199 randomly selected centers of primary care physicians in Germany. The study enrolled 1602 consecutive type 2 diabetes patients with statutory health insurance status who were eligible for documentation when either treated with insulin LANTUS® or NPH insulin based regimens for at least 6 months prior of documentation.

Additional details about the THIN, ROLE and LIVE-DE data are included in the study abstracts, available at EASD.org.

***

About LANTUS® (insulin glargine [rDNA origin])

LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years and older) with type 1 diabetes mellitus. LANTUS® demonstrates a peakless and sustained concentration/time profile over 24 hours thus reducing the risk of hypoglycemia and allowing a constant and high efficacy over 24h with one single daily injection. LANTUS® is the number one prescribed insulin worldwide.

About APIDRA® (insulin glulisine [rDNA origin])

APIDRA® is a rapid-acting insulin analog with a unique zinc-free molecular structure that maintains a rapid onset and a short duration of action, indicated for adults and for adolescents and children (6 years and older) with diabetes in the EU. APIDRA® offers patients mealtime dosing flexibility—it can be taken shortly (0-15 min) before or soon after the meal. APIDRA® is also flexible for use in a wide range of patients from lean to obese. APIDRA® is the logical partner to LANTUS® once prandial insulin is required.

About Diabetes

Diabetes is a chronic, progressive widespread disease in which the body reduces or does not produce or properly use insulin – the hormone needed to convert glucose (sugar) into energy. In 2008 over 250 million people worldwide are living with diabetes. This number would dramatically increase up to 380 million by 2025. It is estimated more than 24 million Americans have diabetes. At the same time, more than 40% of those diagnosed are not achieving the general blood sugar control standard of A1C <7% recommended by the American Diabetes Association and the European Association for the Study of Diabetes (ADA/EASD). The A1C test reflects average blood glucose levels over a two- to three-month period. Without proper insulin production and action, glucose remains in the blood, leading to chronic hyperglycaemia (raised blood sugar). This can result in short and long-term complications, many of which, if not prevented and left untreated, can be fatal. All have the potential to reduce the quality of life of people with diabetes and their families.

The most common long-term complications are:

•	Diabetic nephropathy (kidney disease), which may result in total kidney failure and in the need for dialysis or kidney transplant.

•	Diabetic eye disease (retinopathy and macular oedema), damage to the retina of the eye which can lead to vision loss.

•	Diabetic neuropathy (nerve disease), which can ultimately lead to ulceration and amputation of the feet and lower limbs.

•	Cardiovascular disease, which affects the heart and blood vessels and may cause fatal complications such as coronary heart disease (leading to a heart attack) and stroke.

Diabetes is the fourth leading cause of death by disease globally. Every year, 3.8 million people die from diabetes-related causes.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Global Media Contact:

Anna Radjanova, MD

Tel: + 33 6 07 28 61 63

E-mail: anna.radjanova@sanofi-aventis.com

i Rosenstock J et al. A randomised, 52-week, treat-to-target trial comparing insulin detemir with insulin glargine when administered as add-on to glucose-lowering drugs in insulin-naive people with type 2 diabetes. Diabetologia. 2008 March; 51(3): 408–416.